



Company Name	RehabPath
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Headline	Find addiction and mental health treatment that is right for you

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Summary

- Global platform with dedicated sites for specific markets & treatment types
- 750K+ organic website visits in past year
- 101,000+ connections made between patients and providers
- Advertising partnerships w/ major treatment centers & health professionals
- On track for $30k+ MRR by end of 2019
- $500k+ in subscription revenue since starting in 2017
- Rehabs spend $1.8B+ on marketing and advertising per year in US alone

Problem

People suffering from addiction don't know where to turn for help

In 2018, over 300 million people worldwide are estimated to have struggled with a drug or alcohol use disorder. Yet **90% of adults struggling with addiction don't receive help or treatment.** There are multiple reasons for this—denial, stigma, and ignorance of the problem—but oftentimes when someone does decide they need help, they don't know where to start looking.



> "Google is the No. 1 referrer of addiction treatment in America—not health professionals.
>
> - Greg Williams, executive VP of nonprofit *Facing Addiction*

So where do they turn? The internet. In fact, people are more likely to turn to the internet for help with addiction than family, friends or medical professionals. Google is the #1 referrer of addiction treatment in the world.

There are lots of benefits to this though, right? People can find help and privately research a topic that often has significant stigma attached. It can be empowering in many ways. Unfortunately, **search engine results typically range from unhelpful and confusing to predatory, illegal and even deadly.**

To help realize the extent of the problem, watch the interview below with Tom McClellan, President Obama's Deputy Drug Czar (The interview starts at 16:24, although the entire episode is very helpful in demonstrating the types of problems people face).

"I had become an expert in the addiction field. And then my son became addicted. And I had no idea what to do. All that training, all that knowledge about addiction did not prepare me for the most fundamental question of all, where do you send your kid for treatment?" - Tom McCellan, Former Deputy Drug Czar

Solution

Providing trusted resources to empower people to take the next step in recovery

Our Solution
Patients
A trusted online resource
Providers
Ethical, effective advertising suite
Find Addiction & Mental Health Treatment in the UK
Featured Treatment Providers
Search by Treatment Type

Comprehensive

Our sites are comprehensive. We believe patients have the right to see all quality providers, not an artificially constructed list of paid sponsors, so we never charge to be listed.

Ethical

We have an ethical business model that doesn't rely on us pushing patients to a call center hotline. The way we make money is through a proven model of clearly marked advertising sponsorships and profile enhancements similar to Yelp or Expedia.


Featured Treatment Providers Serving London
Life Works
With a holistic treatment approach, Life Works provides clients with comprehensive residential...
Gladstones
Offering medically-supervised detox and primary residential care, Gladstones Clinic London uses an...
Schoen Clinic
Schoen Clinic Chelsea is a highly specialised outpatient and day clinic treating privately-funded...
Castle Craig
Located on 50 magnificent acres, Castle Craig is a long-time leading rehab center in the UK, providing...
Clouds House
Set in a natural therapeutic environment, Clouds House has successfully been leading people...

Independent

We're independent of any treatment providers, giving consumers a truly independent platform.

Educational

Because of our independence from any particular treatment provider or model, we're able to educate consumers on the various programs and evidence-based treatment available.

Product

Websites that are trustworthy, comprehensive and helpful


"
You provided me with 100% unbiased information. You were the only one out of almost 80 [websites]. Your company deserves credit for this. For not preying on broken desperate addicts. You helped me save my life.
- Woman from Michigan who found a provider through our site.

Addiction is a global problem, and we've taken a global approach.

DeAddictionCentres.in

India's leading online addiction treatment resource, with over 1,000 treatment providers listed. We recently opened a Bangalore office to begin scaling this business unit.

Population 1.3 Billion

The LuxuryRehab Collection

Comprehensive collection of the highest quality addiction, depression, trauma, and co-occurring disorder treatment centers worldwide. 50% of providers are in the US. [Watch our accompanying video series]

RehabPath UK
A trusted treatment guide for people in the UK to find addiction and mental health treatment providers based on geographical region, provider type, treatment specialties, and ability to pay. [Expected Launch: Dec 2019]

*Population 64 Million*Rehabs.ph
A comprehensive guide to treatment centers in the Philippines.

*Population 110 Million*Bay Area Rehab

For people looking for help with addiction in the SF Bay Area. Rehabs.africa

Our most recent site launch (August), Rehabs.africa provides the first central database of addiction treatment options throughout the continent, with over 100 treatment providers listed.

*Population 1.3 Billion*DualRecovery.orgAn educational site focusing on co-occurring disorders. [In development]

In 2018 we secured the registered trademark for RehabPath® and hold a valuable domain name portfolio that will allow us to continue to expand our reach.

Traction

Scaling a global two-sided marketplace

Effective, ethical advertising for treatment providers



Since our launch in 2017, **we've generated over $500,000 in subscription revenue** and as of November 2019, our **monthly revenue is $27,000**.

Growing audience of people looking for treatment options


800,000+
site visits
101,000+
Connections made with treatment providers (Calls, contact forms, website visits)
Google
best rehab in uk
canada rehab
de addiction centre in delhi
*examples of the queries people use to find our websites
MESSAGE LIFE WORKS REHAB

Data from last 12 months

Customers

An effective, ethical advertising platform for treatment providers

While our primary passion is helping those looking for treatment, we're also extremely passionate about helping quality addiction treatment and mental healthcare providers be successful. We've experienced firsthand the challenges of ethical cost-effective marketing in the addiction treatment space and have developed RehabPath to be an alternative advertising channel to the wasteful, expensive or unethical options providers are often compelled to use.

Who are our paying customers?

As of November 2019, 30+ treatment providers around the globe, ranging from independent boutique rehabs to some of the largest and most respected treatment centers in the world.



Customer Testimonials

"The Dawn Thailand is extremely satisfied with our decision to partner with RehabPath, the time they took to understand our unique services lead to an ethical approach in portraying our center for the special benefits it can offer clients.

It has resulted in clients who are extremely satisfied with our treatment approach and services. This has lead to an **over 500% ROI in just the first 6 months.**"

- Reeya Chaicharas, Marketing Director at The Dawn Rehab

Since pairing up with RehabPath, we've seen an increase in traffic and leads. **[Leads] come to us having seen our page, researched our modalities, price point, and are more qualified clients.**

The other main factor behind using RehabPath is their ethos, their ethical approach. We don't accept any referral fees, and neither do they. This is very important to us.

Our partnership with RehabPath has been fantastic.

- Ameet Braich, Camino Recovery, Spain

Business Model

An ethical, patient-first business model

All eligible treatment providers receive a standard listing on our sites for free. This is key to ensure that our sites are comprehensive and present all options to our visitors.

We generate revenue by offering profile page enhancements and clearly-marked advertising to treatment providers who would like to further expand their reach. This is a tried-and-true business model seen in sites like Yelp, TripAdvisor and Care.com.

We are adamant about following industry ethics guidelines, and reject any model that involves selling leads, selling calls, or referral fee "kickbacks." Below, we interviewed Jan Gerber, Managing Director of Paracelsus Recovery in Switzerland on the importance of rejecting referral kickbacks in mental health.

Customer Acquisition

Over 75% of our paying customers have come to us unprompted after seeing the performance of their free listing on one of our sites (or hearing about it from others). Our acquisition strategy includes scaling traffic to our patient-focused websites and building out our provider analytics and self serve platform.

Market

Billions are spent each year on addiction treatment marketing

There are over 13K addiction and mental health treatment providers in the US alone, and thousands more globally. These providers spend billions on marketing and advertising, with an estimated $250M going towards Google Ads alone each year in the US. Marketing in this space is difficult and programs are constantly looking for better, higher-value options than paying Google. With RehabPath's model, we offer a highly effective, ethical advertising option at a better value than what providers get from other channels.

The Market
13,000+ treatment providers in the US alone, and thousands more globally.
Treatment providers spend billions of dollars on marketing and advertising.
Google Ad spending for treatment is estimated at over $250 million a year just in the US.

A Massive "niche"

While mental health & substance abuse is a niche, it accounts for 9% of all $2.1 trillion US healthcare spending. We're able to benefit from the focus of a niche approach, but in a niche that is massively scalable.



Competition

The competitive landscape

Google

RehabPath Advantage: We can provide better and more helpful answers than a Google search on its own. A vertically focused site is a tried-and-true model (i.e. TripAdvisor, AngiesList, aPlaceforMom, care.com, etc.).

For treatment providers, people that contact them as a result of finding them on one of our sites are more informed, better-qualified customers than those clicking on a Google Ad. In addition, outside the US, ads for addiction services aren't currently allowed.

Websites that appear to be independent directories, but are owned by treatment providers

Most prominent example is rehabs.com, owned by American Addiction Centers (AAC). These websites rely primarily on pushing users to call a hotline.

RehabPath Advantage: Our independence allows us to build trust and provide value to all treatment providers and consumers. With no hotline, our websites emphasize user experience and encourage visitors to connect with treatment centers directly based on the merits.

Our guiding principle is to put the patient first. Unlike other platforms or search engines, we:

- **Don't charge for listings.**
- **Don't hide phone numbers.** The only phone numbers on center pages are for the actual center. Often, treatment directories build a business on pushing people to call their call center. We avoid this altogether, by only listing the actual provider's number on the page.
- **Don't take referral fees of any kind from providers**. We also don't sell leads.
- **Don't aggregate** our visitor's information or sell calls or leads in any way. 100% of our listings and advertising are branded by the treatment center, so patients are always talking directly to a vetted provider, never a call center or broker.

Vision

A trusted global brand for patients and providers

With a boost from outside investment, we can more quickly reach our target share of organic traffic for treatment and addiction related searches.

Here are a few upcoming initiatives that new investment would go toward in the near term:

- **Scale up our India efforts**. We already have a nationwide presence and reach, and this year have set up a subsidiary and a foundational team. With a small amount of capital from an investment, we will be able to more quickly build our base of paying customers, create authoritative educational content, and develop a more thorough vetting and verification system, including in-person visits to providers.
- **Hire for 2 key roles**: Business Development/Sales and Content Manager.
- Refine provider **self service platform** to improve visibility of outcomes and increase operating margin by removing staff dependencies.
- Launch in **new markets and more languages**.

Investors

Bootstrapped growth

We are bootstrapped—our founders have invested **$400,000** of their own money, in 2017 we took a **$120,000 angel investment** and began setting out to prove a scalable business model. Since then, **we've generated over $500,000 in sales and have re-invested that into building our products and team.**

In early 2019, we raised $50,000 in debt capital from Lighter Capital. This extra capital allowed us to accelerate our subsidiary in India, launch a new site covering the continent of Africa, retain a design firm to refine the UX for the upcoming UK site, and launch a new review platform.

An opportunity for early supporters to partner with us

At this point, our burn rate is less than our monthly revenue so we could continue to bootstrap. However, we see a massive global problem that we believe we can help solve, and with outside investment we can more quickly scale to meet this opportunity.

We've had initial talks with a growing number of institutional investors, but with the amount of positive support and feedback we've received from our personal networks as well as people in the addiction treatment field or personally affected by addiction, we really liked the idea of allowing those who believe in what we're doing and have supported us from the beginning to partner with us in being part of the solution!

Founders



Our US team outside our office in Madison, WI.

Jeremiah, Jen, Ben, Olivia, and Bailey (From left to right).

Ben Camp, CEO & Co-Founder

Falling in love with web design and digital strategy while attending seminary, Ben has found the perfect niche—digital strategy that transforms people's lives. Since 2010, he's been helping treatment programs around the world connect with patients online, whether that's outpatient programs in India reaching people on mobile phones or luxury centers in the Swiss Alps. Before starting RehabPath, he worked with several fast growing technology startups to develop user-centered marketing and products.

Jeremiah Calvino, Co-Founder

Jeremiah has been helping treatment centers do effective, ethical marketing for over 10 years. He's a prominent expert in treatment center brand-building, communication and advertising. The original visionary for RehabPath, Jeremiah bankrolled the initial development and secured our first angel investment.

Olivia Mueller, Director of Research

Olivia joined our team in May of 2018. She will complete her Masters of Science in Addiction Studies through the International Addiction Studies Program of King's College London in 2020. Olivia's experience includes working with addiction treatment providers in communications, curriculum development and alumni engagement. She oversees the quality and helpfulness of the content on our websites, making sure the patient is always first.

Bailey Griswold, Technical Lead

Bailey was our first hire and has been with us since 2017. He is responsible for architecting and executing a key part of our strategy: building high quality, fast and user-friendly websites. The best example of his work can be found when looking at our LuxuryRehab site, which has been engineered using a modern, scalable web stack (including React and Firebase) that will be soon be implemented on our upcoming RehabPath UK site.

Team



Ben Camp   Co-Founder, CEO



Jeremiah Calvino   Co-Founder



Olivia Mueller   Research Director



Bailey Griswold   Director of Development



Ratul Rudra   Business Development, India



Jennifer Scott   Associate, Part-Time Employee



Jeff Andrew   Video Director, Consultant



John Kramer   SEO Consultant

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